Exhibit 99.2

Scully Royalty Ltd. — Advance Notice Policy

SCULLY ROYALTY LTD.

ADVANCE NOTICE POLICY

PURPOSE

The Amended and Restated Memorandum and Articles of Association, adopted on 12 July 2017, (the “Articles”) of Scully Royalty Ltd. (the “Company”) set forth certain minimum requirements pursuant to which a Member may make a nomination for election as a Director of the Company, if one of the purposes for which the meeting is called is to elect a Director.

The Board has considered that (a) Article 20.3 of the Articles requires that, to be in proper written form, a Nominating Shareholder notice must set forth certain information that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of Directors pursuant to applicable law, (b) Article 20.3 permits the Company to require any proposed nominee to furnish such other information as may reasonably be required by the Company to comply with applicable law and determine the eligibility of such proposed nominee to serve as a Director of the Company or that could be material to a reasonable Member’s understanding of the experience, independence, or qualifications (or lack thereof) of such proposed nominee, and (c) Article 19.3 of the Articles also envisages that the election of Directors at any annual general meeting shall be subject to any advance notice policy of the Company approved by the Directors from time to time.

The Board has determined that it is in the best interests of the Company and its Members to establish a transparent, orderly and structured process (while adhering to the Articles and the Companies Act) for the nomination of directors, and to ensure that all Members receive timely, complete and accurate information concerning any person proposed for election to the Board and the person or persons proposing such nominee.

In adopting this Policy, the Board has had regard to the disclosure standards recognized by the courts of the Cayman Islands in contested elections of directors, including the principle that a person soliciting proxies in support of its nominees must disclose all relevant and material relationships, conflicts and interests between such person (and any person acting in concert with it) and its nominees, and the positions held by such nominees, where those relationships or positions may bear on a nominee's independence, loyalties or suitability for office, and must not describe or represent a nominee as independent or as representing the interests of all members while omitting relevant and material information concerning such relationships or positions.

Accordingly, the Board has adopted this Advance Notice Policy (this “Policy”) pursuant to and in furtherance of Article 22.1 of the Articles and as envisaged by Article 19.3 of the Articles.

Scully Royalty Ltd. — Advance Notice Policy

ARTICLE I — DEFINITIONS

Any capitalized terms that are not otherwise defined herein shall have the meanings ascribed thereto in the Articles. In addition, for the purposes of this Policy, the following terms shall have the meanings set forth below:

“Affiliate” and “Associate” have the meanings ascribed to such terms under Rule 12b-2 promulgated under the Exchange Act.

“Beneficial Ownership” and “beneficially owns” have the meanings ascribed under Rules 13d-3 and 13d-5 under the Exchange Act, and include all shares as to which a Person has economic exposure or voting power through any Synthetic Equity Position (as defined below).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Nomination Notice” means a notice of nomination submitted by a Nominating Shareholder as contemplated by Article 20.2 of the Articles.

“Nominating Shareholder” means a Nominating Shareholder as defined in the Articles, together with (a) each beneficial owner, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, (b) any Affiliate or Associate of any of the foregoing, (c) any Participant with such shareholder in such solicitation and (d) any person acting in concert with any of the foregoing.

“Participant” and “Participants” shall have the meanings ascribed to such terms in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A.

“Person” means any individual, company, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, governmental authority, or other entity of any kind.

“Proposed Nominee” means any person nominated or proposed for nomination for election as a Director of the Company by a Nominating Shareholder.

“Synthetic Equity Position” means the material terms and conditions of any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) or a “put equivalent position” (as such term is defined in Rule 16a-1(h) under the Exchange Act) or other derivative or synthetic arrangement in respect of any class or series of shares of capital stock of the Company that is, directly or indirectly, held or maintained by, held for the benefit of, or involving such Nominating Shareholder, including, without limitation,

(a)	any option, warrant, convertible security, stock appreciation right, future or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of capital stock of the Company or with a value derived in whole or in part from the value of any shares of any class or series of shares of capital stock of the Company,

Scully Royalty Ltd. — Advance Notice Policy

(b)	any derivative or synthetic arrangement having the characteristics of a long position or a short position in any class or series of shares of capital stock of the Company, including, without limitation, a stock loan transaction, a stock borrow transaction, or a share repurchase transaction or

(c)	any contract, derivative, swap or other transaction or series of transactions designed to

(i)	produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of capital stock of the Company,

(ii)	mitigate any loss relating to, reduce the economic risk (of ownership or otherwise) of, or manage the risk of share price decrease in, any class or series of shares of capital stock of the Company, or

(iii)	increase or decrease the voting power in respect of any class or series of shares of capital stock of the Company held or maintained by, held for the benefit of, or involving such Nominating Shareholder, including, without limitation, due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of capital stock of the Company, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of capital stock of the Company, through the delivery of cash or other property, or otherwise, and without regard to whether the holder thereof may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the price or value of any shares of any class or series of shares of capital stock of the Company;

provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security’s or instrument’s becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Nominating Shareholder satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Nominating Shareholder that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie any Synthetic Equity Position that is, directly or indirectly, held or maintained by, held for the benefit of, or involving such Nominating Shareholder as a hedge with respect to a bona fide derivatives trade or position of such Nominating Shareholder arising in the ordinary course of such Nominating Shareholder’s business as a derivatives dealer.

Scully Royalty Ltd. — Advance Notice Policy

ARTICLE II — REQUIRED DISCLOSURE CONCERNING THE NOMINATING SHAREHOLDER

Section 2.1 Nominating Shareholder Information. In accordance with Article 20.3 of the Articles, the Nomination Notice must set forth, as to each Nominating Shareholder:

(a)	the name and residential address of each such Person;

(b)	the (i) class or series and number of securities of the Company that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Nominating Shareholder, except that such Nominating Shareholder shall in all events be deemed to beneficially own any securities of the Company as to which such Nominating Shareholder has a right to acquire beneficial ownership at any time in the future, (ii) the date or dates such securities were acquired, (iii) the investment intent of such acquisition, and (iv) any pledge by such Nominating Shareholder with respect to any of such securities;

(c)	as to each Nominating Shareholder, any Synthetic Equity Position;

(d)	a description of any agreements, arrangements, understandings or relationships (whether written or oral, formal or informal) between or among any Nominating Shareholders or between and among any Nominating Shareholders and any other Person, relating to the nomination;

(e)	a representation as to whether any such Person intends, or is part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding common shares required, or otherwise solicit proxies or votes from shareholders, in support of the election of any Proposed Nominee, including whether such Person intends to solicit the holders of a specified percentage of the Company’s voting shares;

(f)	a description of any agreement, arrangement or understanding with respect to any rights to dividends on the shares of any class or series of shares of capital stock of the Company owned beneficially by such Nominating Shareholder that are separated or separable pursuant to such agreement, arrangement or understanding from the underlying shares of capital stock of the Company,

(g)	any material pending or threatened legal proceeding in which such Nominating Shareholder is a party or material participant involving the Company or any of its officers or directors, or any affiliate of the Company,

(h)	any other material relationship between such Nominating Shareholder, on the one hand, and the Company or any affiliate of the Company, on the other hand,

Scully Royalty Ltd. — Advance Notice Policy

(i)	any direct or indirect material interest in any material contract or agreement of such Nominating Shareholder with the Company or any affiliate of the Company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement),

(j)	any proportionate interest in shares of capital stock of the Company or a Synthetic Equity Position held, directly or indirectly, by a general or limited partnership, limited liability company or similar entity in which any such Nominating Shareholder (1) is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership or (2) is the manager, managing member or, directly or indirectly, beneficially owns an interest in the manager or managing member of such limited liability company or similar entity, and

(k)	any other information (1) relating to such Nominating Shareholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Nominating Shareholder in support of any Proposed Nominee, or (2) that is otherwise relevant to the election of Directors and would be required to be provided to shareholders sufficiently in advance of the shareholder meeting, to enable shareholders to make an informed decision as to how to vote.

ARTICLE III — REQUIRED DISCLOSURE CONCERNING PROPOSED NOMINEES

Section 3.1 Nominee Information. Without limiting the generality of the requirements under Article 20.3 regarding the information that may be required of any Proposed Nominee, the Nomination Notice must set forth, as to each Proposed Nominee:

(a)	the name, age, business address, citizenship, date of birth, place of birth, and residential address of each such Proposed Nominee;

(b)	the principal occupation or employment of each such Proposed Nominee and principal occupation or employment within the five years preceding the notice;

(c)	all Synthetic Equity Positions held by the Proposed Nominee and any other hedging transactions, short positions, borrowed or lent securities, and any other agreement, arrangement or understanding to which such Person or their Affiliates or Associates may be a party, the effect or intent of which is to increase or decrease the voting power of, or economic exposure to, securities of the Company;

(d)	any business, financial, familial, employment, consulting, board, ownership, portfolio-company and other relationships, and all present and former directorships, officerships and other positions held. Such disclosure must be sufficient to permit Members to assess the Proposed Nominee’s independence from, and loyalties to, the Nominating Shareholder, or any group of which the Nominating Shareholder is part, and must specifically identify any relationship that may bear on the Proposed Nominee’s independence, loyalties or suitability for office;

Scully Royalty Ltd. — Advance Notice Policy

(e)	the full details of any direct or indirect compensation, reimbursement, indemnification, payment, or other consideration or benefit (whether monetary or non-monetary, and whether paid, payable, promised, contingent or in-kind) that has been paid, is payable, or may become payable, to or for the benefit of the Proposed Nominee by any Nominating Shareholder or any other Person (other than the Company), in connection with or relating to (a) the Proposed Nominee’s candidacy or nomination, (b) the Proposed Nominee’s service or action as a director if elected, or (c) any relationship between the Proposed Nominee and any such Person, including any agreement, arrangement or understanding relating to how the Proposed Nominee would vote or act on any issue or question if elected. Such disclosure shall include the identity of each payor, the amount and form of consideration, the material terms and conditions, and copies of any related agreements, arrangements or understandings; and

(f)	a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Shareholder, on the one hand, and each Proposed Nominee for nomination or his or her respective associates (as defined in Rule 14a-1(a) promulgated under the Exchange Act) or any other participants (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Shareholder were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant;

(g)	a completed and signed questionnaire (in the form provided by the Company within ten (10) days upon written request of any shareholder of record therefor) with respect to the background, qualifications, stock ownership, independence and eligibility of such proposed nominee;

(h)	any other information relating to the Proposed Nominee that a reasonable Member would consider important in determining how to vote their securities in respect of the election of Directors at the applicable meeting;

(i)	whether the Proposed Nominee would qualify as “independent” of each Nominating Shareholder or any group of which it is a part under the independence standards of each stock exchange on which the Company's securities are listed and as generally contemplated under applicable securities laws, and must set out the factual basis for any such determination. No Nominating Shareholder shall represent, and the Nomination Notice shall not state or imply, that any Proposed Nominee is "independent" or would represent the interests of all shareholders unless all relationships and interests required to be disclosed under this Policy have been reasonably and fairly disclosed and are consistent with such characterization;

Scully Royalty Ltd. — Advance Notice Policy

(j)	the full particulars of any agreement, arrangement, understanding or expectation (whether written or oral, formal or informal, and whether or not legally enforceable) pursuant to which any Proposed Nominee has agreed or would be expected to act, vote or refrain from acting or voting in any particular manner as a director, or to consult with, take direction from, or report to any Nominating Shareholder or any other Person in connection with the Proposed Nominee's candidacy or service as a director;

(k)	such Proposed Nominee’s written consent to being named in a proxy statement and accompanying proxy card relating to the Company’s next meeting of shareholders at which directors are to be elected and to serving as a director for a full term if elected.

ARTICLE IV — PUBLIC AND MARKET DISCLOSURE

Section 4.1 No Material Omission. The Nomination Notice, and all information delivered pursuant to this Policy, must not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading. Any material relationship between a Nominating Shareholder and a Proposed Nominee that may bear on the Proposed Nominee’s independence, loyalties or suitability for office must be affirmatively disclosed.

ARTICLE V — UPDATE, VERIFICATION AND ANTI-CIRCUMVENTION

Section 5.1 Duty to Update and Supplement. The Nominating Shareholder and Proposed Nominee, as applicable, must promptly notify the Company in writing of any change in, or any inaccuracy or incompleteness in, any information delivered pursuant to the Articles and this Policy, and in any event must update and supplement such information so that it is true, complete and correct as of the record date for the meeting (if it has filed a Nomination Notice prior to such date) and as of the date that is ten (10) business days before the meeting or any adjournment or postponement thereof, with any such update and supplement delivered promptly and in no event later than five (5) business days after the applicable record date (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of this Policy shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Nominating Shareholder, extend any applicable deadlines hereunder or enable or be deemed to permit a shareholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the shareholders.

Section 5.2 Right to Request Additional Information. The Company may require any Nominating Shareholder or Proposed Nominee to furnish such other information as the Board (or a committee thereof) may reasonably require prior to the meeting. Without limiting the generality of the foregoing, the Company may require such other information in order for the Board to determine (a) the eligibility of the Proposed Nominee to serve as a director, including as an independent director under applicable stock exchange rules or to comply with director qualification standards and additional selection criteria in accordance with the Company’s internal governance policies, and (b) whether the Nominating Shareholder and Proposed Nominee have complied with the Articles and this Policy.

Scully Royalty Ltd. — Advance Notice Policy

Section 5.3 Anti-Circumvention. The requirements of this Policy may not be circumvented, directly or indirectly, through the use of intermediaries, undisclosed group members, nominee holders, or any agreement, arrangement, device or mechanism the purpose or effect of which is to avoid or obscure the disclosure required by this Policy. This Policy shall be interpreted broadly to give effect to its purpose, but always in compliance with the Articles.

ARTICLE VI — DETERMINATION AND CONSEQUENCES OF NON-COMPLIANCE

Section 6.1 Determination by the Chair. The duly appointed chair of the relevant meeting of Members shall have the power and authority to determine whether a nomination has been made in accordance with this Policy, and any nomination determined not to have been made in compliance shall be disregarded, and any purported election of such Proposed Nominee shall be void and of no effect.

Section 6.2 No Waiver. No action, inaction, course of dealing or prior practice of the Company shall constitute a waiver of, or create any estoppel with respect to, this Policy. The Board may, in its sole discretion, waive any requirement of this Policy only to the extent permitted by the Articles and applicable law.

ARTICLE VII — GENERAL PROVISIONS

Section 7.1 Relationship to Articles and Applicable Law. This Policy is adopted pursuant to Article 22.1 and 19.3 of the Articles and supplements, and does not limit or supersede, the Articles or any requirement of applicable law or stock exchange rule. In the event of any conflict between this Policy and the Articles, the Articles shall govern; provided that this Policy shall be given the fullest effect permitted by the Articles and applicable law.

Section 7.2 Severability. If any provision of this Policy is held invalid, illegal or unenforceable, the remaining provisions shall remain in full force and effect and shall be construed so as to give effect to the intent of this Policy to the maximum extent permitted by law.

Section 7.3 Amendment. This Policy may be amended, modified or repealed by the Board at any time, subject to the Articles and applicable law.

Section 7.4 Interpretation. This Policy shall be interpreted broadly to effectuate its purpose of ensuring timely nominations and full and fair disclosure to Members consistent with the disclosure standards applicable to contested elections of directors under applicable law, including the duty of a person soliciting proxies to disclose all relevant and material relationships, and the positions held by its nominees, that may bear on a nominee's independence, interests, loyalties or suitability for office. Headings are for convenience only.

Scully Royalty Ltd. — Advance Notice Policy

Section 7.5 Governing Law. This Policy shall be governed by and construed in accordance with the laws of the Cayman Islands, without regard to conflict of laws principles.

Section 7.6 Effective Date. This Policy is effective as of August 8, 2026.

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ADOPTED by the Board of Directors of Scully Royalty Ltd. on August 8, 2026.

ATTESTED:

/s/ Michael Smith
Name: Michael Smith
Title: Executive Chairman and Director